November 19, 2019

Jeffrey G. Ludwig
Chief Executive Officer
Midland States Bancorp, Inc.
1201 Network Centre Drive
Effingham, IL 62401

       Re: Midland States Bancorp, Inc.
           Registration Statement on Form S-4
           Filed November 8, 2019
           File No. 333-234593

Dear Mr. Ludwig:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance